SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Completion of Commercial Agreements

On April 20, 2022, a subsidiary of Li-Cycle Holdings Corp. (the “Company”) entered into a scrap offer agreement with LG Energy Solution, Ltd. (“LGES”) pursuant to which the Company will have the opportunity to recycle nickel-bearing lithium-ion battery manufacturing scrap and other lithium-ion battery material from LGES’s North American manufacturing sites.

In addition, on April 20, 2022, a subsidiary of the Company entered into nickel sulphate offtake agreements with each of LGES and LG Chem, Ltd. (“LGC”) pursuant to which the Company will allocate for sale, through its end-product offtake partner, Traxys North America LLC (“Traxys”), a combined initial allocation of 20,000 tonnes of nickel contained in nickel sulphate produced at the Company’s Hub facility currently under construction in Rochester, New York, to LGC and LGES over 10 years. These agreements will enable a closed-loop ecosystem for LGC and LGES for key materials in the lithium battery supply chain.

Amendment and Restatement of LG Subscription Agreements

On December 13, 2021, the Company entered into Subscription Agreements with each of LGES and LGC, which were subsequently amended and restated on March 11, 2022 (the “LG Subscription Agreements” and each, an “LG Subscription Agreement”) pursuant to which each of LGES and LGC agreed, subject to the satisfaction of certain conditions, to subscribe for 2,208,480 of the Company’s common shares (the “common shares”) (the “Acquired Shares”) for an aggregate purchase price of $50,000,000 in transactions exempt from registration under the Securities Act (the “Subscription”).

On April 21, 2022, the Company entered into second amended and restated Subscription Agreements (the “Amended and Restated LG Subscription Agreements”) with each of LGES and LGC that, among other things, amended the LG Subscription Agreements to split the Subscription into two tranches, (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share, for an aggregate initial tranche subscription price of approximately $44.2 million, and (ii) a second tranche of common shares having an aggregate subscription price of approximately $5.8 million, based on the volume-weighted average trading price of the Company’s common shares for the 5-trading days ending immediately prior to April 29, 2022. The Subscription is expected to be completed in full by May 13, 2022.

The foregoing description of the Amended and Restated LG Subscription Agreements do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those agreements, copies of which are included as exhibits to this report on Form 6-K.

A press release issued by the Company announcing the completion of the commercial agreements and the amendment and restatement of the LG Subscription Agreements is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

10.1	Amended and Restated Subscription Agreement, dated April 21, 2022, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd.

10.2	Amended and Restated Subscription Agreement, dated April 21, 2022, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd.

99.1	Press Release, dated April 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: April 21, 2022